Exhibit 99.1

8000 Norman Center Drive
Suite 610
Bloomington, MN 55437
P: 763.226.2701
February 9, 2012	F: 763.226.2725
TF: 866.794.5424

Dear ABE Unit Holder:

In the next few weeks, ABE Unit Holders will receive the following information via mail delivery. Over the past several weeks we have received a number of inquiries asking about the timing of various fiscal year-end reporting items. These inquiries have primarily focused on tax reporting on Form K1; therefore we are providing the following information to help with overall planning and preparation of unit holder tax filings.

1.	Annual Report: Advanced BioEnergy, LLC (“ABE”) Annual Report which will include the audited financial statements for the fiscal year ended September 30, 2011. Mailed on or about February 20.
2.	Annual Meeting: Notice of Annual Meeting of Unit Holders including our Proxy Statement which is expected to be filed on or about February 15, 2012 with the Securities and Exchange Commission (“SEC”).
3.	Tax Reporting: Form K1 for our tax year ending September 30, 2011. We expect a small tax loss per unit.
4.

Tax Reporting: Form K1 for the three-month period ending December 31, 2011. This is the result of a change in our tax year end to December 31 previously September 30. Our tax year going forward will be January 1 to December 31. We do expect taxable income to be reported per unit for this three-month period; however we expect the combined result of the September 30 tax year and December 31 stub period to be a net tax loss. We expect to mail both K1’s on or about February 24, 2012. Our goal is to mail our K1’s prior to the end of February, therefore the target mailing date for future tax years will be no later than mid-February. This is a short and aggressive timeline.

SEC documents will also be available on ABE’s corporate web-site at www.advancedbioenergy.com. ABE will also provide a general overview of taxable income and loss for each K1, including a brief description of current year book/tax differences.

Why are we changing our tax year end?

The change in tax year end (from September 30 to December 31) is driven by our ownership structure; specifically the percentage of our ownership held by other pass-through tax reporting entities. ABE is organized as a limited liability corporation (LLC) which is considered a pass-through entity whereby the federal and state taxes owed are the responsibility of the unit holders. Today, a significant portion of our ownership structure is made up of other pass-through entities with tax year ends different from September 30. To simplify our tax reporting and avoid other onerous tax compliance related issues we have elected to change our tax year to a calendar year end. Despite this change in tax year end, ABE’s financial reporting year end will remain September 30 (October 1 – September 30).

The information provided above is intended for general information purposes only and is not intended as tax or legal advice. You should contact your personal legal and tax advisors for advice or assistance regarding the tax consequences of your K-1, preparation of your federal and state returns, and for help with any other questions that you may have relating to your personal tax situation. If you have any questions regarding the information noted above, please contact us at (763) 226-2701.

/s/ Rich Peterson

Richard Peterson
CEO
Advanced BioEnergy, LLC